Filed by Equifax Inc.

(Commission File No. 333-270309)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Social Media Posts Relating to the Completion of Equifax’s Acquisition of Boa Vista Serviços

EFX LinkedIn [Posted on 8/8/23 at 9:00 a.m EDT]

Yesterday, we announced Equifax completed the acquisition of @Boa Vista Serviços, the second largest credit bureau in Brazil. This is the 14th acquisition that Equifax has completed since 2021 and the merger offers Boa Vista Serviços customers access to expansive Equifax international capabilities and cloud-native solutions.

Link to Press Release: https://investor.equifax.com/news-events/press-releases/detail/1299/equifax-completes-acquisition-of-boa-vista-servios

EFX X (FKA Twitter) [Posted on 8/8/23 at 9:00 a.m. EDT]

We completed the acquisition of @Boa Vista Serviços, the second largest credit bureau in Brazil. This is the 14th acquisition that Equifax has completed since 2021, offering BVS customers access to expansive Equifax international capabilities and cloud-native solutions.

Link to Press Release: https://investor.equifax.com/news-events/press-releases/detail/1299/equifax-completes-acquisition-of-boa-vista-servios

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2022 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, or be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil filed a Registration Statement on Form S-4/F-4 with the SEC on March 6, 2023 in connection with the proposed transaction (and have filed amendments to the Registration Statement on April 13, 2023 and May 9, 2023). The Registration Statement was declared effective on May 25, 2023. The Form S-4/F-4 contains a prospectus and other documents. The Form S-4/F-4 and prospectus contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.